The following wording will appear in each filing, after the history of the organization:

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements, as more fully discussed in Item 9. The Company restated its consolidated balance sheet, its consolidated statements of income, of changes in shareholders' equity and of cash flows as of October 31, 2006. The restatement corrects for errors made in the financial statements related to management fees and goodwill from the Web’s Biggest transaction.

Basic and diluted net income (loss) per share

Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. For the years ended 2008 and 2007, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

July 31, 2006 filing:

Restatements

The company determined that the original accounting for the merger with Web’s Biggest was incorrect. The company should have accounted for the merger as a reverse acquisition whereby the shares retained by the registrant’s shareholders would be fair valued using the closing price of the registrant’s shares (purchase price) and compared to the fair value of the net assets at the time of merger. The company determined the purchase price was (70,425,950 shares x 6/1/05 closing price of $.035 = $2,464,908). The fair value of the net assets was $236,917 resulting in goodwill of $2,227,991. Therefore the net assets and equity will be increased by this amount.

Also, there were management fees of $15,000 per month from May, 2006 through July, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries	30-Apr-06
Balance Sheets as of July 31, 2006 (Unaudited)-RESTATED

	As Previously	Effect of		As Previously	Effect of
	Reported	Restatement	Restated	Reported	Restatement	Restated
ASSETS

Current assets	398,327		398,327	379,600		379,600
Cash
Restricted cash - escrow
Accounts receivables	849,959		849,959	546,766		546,766
Inventory
Prepaid and other current assets	73,259		73,259	73,259		73,259

Total current assets	1,321,545		1,321,545	999,625		999,625

Fixed assets	16,661		16,661	16,661		16,661
Goodwill		2,612,304	2,612,304		2,612,304	2,612,304
Intangibles		250,455	250,455		250,455	250,455

Total assets	$1,338,206		$4,200,955	$1,016,286		$3,879,035

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$544,307		$544,307	$537,117		$537,117
Accrued liabilities	47,110		47,110	52,496		52,496
Current maturities of long-term debt - related parties	148,458		148,458	148,458		148,458
Current maturities of long-term debt
Deferred income	129,771		129,771	157,622		157,622
Short term debt
Total current liabilities	869,646		869,646	895,693		895,693

Long term debt - net of current maturities
Long term debt - related parties, net of current maturities

Total liabilities	869,646		869,646	895,693		895,693

Stockholders’ deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	25,000		25,000	25,000		25,000
Common stock, $0.001 par value; 150,000,000 shares authorized; 70,288,450 shares shares issued and outstanding	70,288		70,288	70,288		70,288
Treasury stock	(4,715)		(4,715)	(4,715)		(4,715)
Accumulated other comprehensive income	6,110		6,110	4,877		4,877
Additional paid-in capital	(665,381)	2,982,749	2,317,368	(665,381)	3,047,945	2,382,564
Retained deficit	1,037,258	(120,000)	917,258	690,524	(185,196)	505,326
Total stockholders’ deficit	468,560		3,331,309	120,593		2,983,342

Total liabilities and stockholders’ deficit	$1,338,206		$4,200,955	$1,016,286		$3,879,035

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2006
(Unaudited)- RESTATED

	As Previously	Management
	Reported	Fee	Restated	31-Jul-05

Revenues	$599,960		$599,960	674,275

Cost of revenues	(83,875)		$(83,875)	(3,150)
Operating expenses	(169,427)	(45,000)	$(214,427)	(225,455)

Operating loss	346,658	(45,000)	301,658	445,670

Other income (expense):
Loss on exchange of business assets
Interest income	76		$76	4,113
Interest expense			$—

Income (loss) from continuing operations	346,734	(45,000)	301,734	449,783

Loss from discontinuing operations

Net income (loss)	$346,734	$(45,000)	$301,734	449,783

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$—	$0.00	—
From discontinued operations	$—	$—	$—	—
Total	$0.00	$—	$0.00	0

Weighted average common shares	703,983,450		703,983,450	680,644,608

Consolidated Statements of Cash Flows
For the 3 months ended July 31, 2006
(Unaudited)

	As Previously
	Reported	Restated	7/05

CASH FLOWS OPERATING ACTIVITIES
Net loss	346,734	$301,734	456,083
Add: income (loss) from discontinued operations

Loss from continuing operations	346,734	301,734

Additional shares issued for conversion of debt
Depreciation and amortization expense			389
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses		—
Decrease (increase) in accounts receivable	(303,193)	(303,193)	(498,955)
Increase (decrease) in deferred income	(27,851)	(27,851)	(5,631)
Increase (decrease) in accrued expense	1,804	1,804	984,943
Increase (decrease) in inventory		—
Decrease (increase) in other current assets		—	(7,621)

Net cash provided by (used in) operating activities	17,494	(27,506)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		—
Purchase of treasury stock		—
Purchase of Right-Tag		—
Purchase of fixed assets		—	(24,801)

Net cash provided by (used in) investing activities - continuing operations	—	—

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties		—
Proceeds from APIC		45,000
Translation adjustment	1,233	1,233

Net cash provided by (used in) financing activities - continuing operations	1,233	46,233	(1,256,822)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	18,727	18,727

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	18,727	18,727	(352,415)

CASH AT BEGINNING OF PERIOD	379,600	379,600	819,229

CASH AT END OF PERIOD	$398,327	$398,327	466,814

Also, for each filing the signatures will be updated to have current dates, as indicated in the manner below:

Item 6. Exhibits

(A) Exhibits

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDGETECH SERVICES INC.

By: /s/ Adam Radly
Adam Radly, President & CEO
Date: November 14, 2008
By: /s/ Paul Aunger
Paul Aunger, Treasurer -
Date: November 14, 2008

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2008/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Paul Aunger, Chief Financial Officer, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2008/s/ Paul Aunger
TREASURER

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended July 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report" ), I, Adam Radly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Adam Radly
Adam Radly
Chief Executive Officer
November 14, 2008

Exhibit 32.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended July 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report" ), I, Paul Aunger, TREASURER of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul Aunger
Paul Aunger
TREASURER
November 14, 2008

10/31/06 Financials:

Restatements

The company determined that the original accounting for the merger with Web’s Biggest was incorrect. The company should have accounted for the merger as a reverse acquisition whereby the shares retained by the registrant’s shareholders would be fair valued using the closing price of the registrant’s shares (purchase price) and compared to the fair value of the net assets at the time of merger. The company determined the purchase price was (70,425,950 shares x 6/1/05 closing price of $.035 = $2,464,908). The fair value of the net assets was $236,917 resulting in goodwill of $2,227,991. Therefore the net assets and equity will be increased by this amount.

Also, there were management fees of $15,000 per month from August, 2006 through October, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries	30-Apr-06
Balance Sheets as of October 31, 2006 (Unaudited)-Restated

	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated
ASSETS

Current assets	1,013,830		1,013,830	379,600		379,600
Cash
Restricted cash - escrow
Accounts receivables	274,380		274,380	546,766		546,766
Inventory
Prepaid and other current assets	53,935		53,935	73,259		73,259

Total current assets	1,342,145		1,342,145	999,625		999,625

Fixed assets	16,661		16,661	16,661		16,661
Goodwill		2,612,904	2,612,904		2,612,304	2,612,304
Intangibles		250,445	250,445		250,445	250,445

Total assets	$1,358,806		$4,222,155	$1,106,286		$3,879,035

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$442,178		$442,178	$537,117		$537,117
Accrued liabilities	41,050		41,050	52,496		52,496
Current maturities of long-term debt - related parties	114,707		114,707	148,458		148,458
Current maturities of long-term debt
Deferred income	134,635		134,635	157,622		157,622
Short term debt
Total current liabilities	732,570		732,570	895,693		895,693

Long term debt - net of current maturities
Long term debt - related parties, net of current maturities

Total liabilities	732,570		732,570	895,693		895,693

Stockholders’ deficit
Convertible preferred stock $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	25,000		25,000	25,000		25,000
Common stock, $0.001 par value; 150,000,000 shares authorized; 70,288,450 shares shares issued and outstanding	70,288		70,288	70,288		70,288
Treasury stock	(4,715)		(4,715)	(4,715)		(4,715)
Accumulated other comprehensive income	2,687		2,687	4,877		4,877
Additional paid-in capital	(665,381)	3,028,349	2,362,968	(665,381)	3,047,945	2,382,564
Retained deficit	1,198,357	(165,000)	1,033,357	690,524	(185,196)	505,328
Total stockholders’ deficit	626,236		3,489,585	120,593		2,983,342

Total liabilities and stockholders’ deficit	$1,358,806		$4,222,155	$1,016,286		$3,879,035

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended October 31, 2006
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	10/31/2005

Revenues	$482,421		$482,421	789,404

Cost of revenues	(120,923)		$(120,923)	(297,722)
Operating expenses	(197,852)	(45,000)	$(242,852)	(142,453)

Operating loss	163,646	(45,000)	118,646	349,229

Other income (expense):
Loss on exchange of business assets
Interest income	141		$141	1,545
Interest expense			$—	(67,236)

Income (loss) from continuing operations	163,787	(45,000)	118,787	283,538

Loss from discontinuing operations

Net income (loss)	$163,787	$(45,000)	$118,787

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$(0.00)	$0.00	—
From discontinued operations	$—	$—	$—	—
Total	$0.00	$(0.00)	$0.00	0

Weighted average common shares	703,983,450	703,983,450	703,983,450	680,644,608

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 6 months ended October 31, 2006
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	10/31/05

Revenues	$1,082,381		$1,082,381	1,463,679

Cost of revenues	(204,798)		$(204,798)	(294,572)
Operating expenses	(367,279)	(90,000)	$(457,279)	(367,908)

Operating loss	510,304	(90,000)	420,304	801,199

Other income (expense):
Loss on exchange of business assets
Interest income	217		$217	5,658
Interest expense			$—	(67,236)

Income (loss) from continuing operations	510,521	(90,000)	420,521	739,621

Loss from discontinuing operations

Net income (loss)	$510,521	$(90,000)	$420,521	739,621

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$(0.00)	$0.00	0
From discontinued operations	$—	$—	$—	0
Total	$0.00	$(0.00)	$0.00	0

Weighted average common shares	703,983,450	703,983,450	703,983,450	680,644,608

Consolidated Statements of Cash Flows
For the 3 months ended October 31, 2006
(Unaudited)-Restated

	As Previously
	Reported	Restated	10/31/2005

CASH FLOWS OPERATING ACTIVITIES
Net loss	510,520	$420,521	733,321
Add: income (loss) from discontinued operations

Loss from continuing operations	510,520	420,521

Additional shares issued for conversion of debt
Depreciation and amortization expense			826
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses		—	(204,386)
Decrease (increase) in accounts receivable	272,386	272,386	(189,405)
Increase (decrease) in deferred income	(22,987)	(22,987)	160,076
Increase (decrease) in accrued expense	(132,499)	(132,499)
Increase (decrease) in inventory		—
Decrease (increase) in prepaid expense and other current assets	9,000	9,000	8,313

Net cash provided by (used in) operating activities - continuing operations	636,420	546,421

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		—
Purchase of treasury stock		—
Purchase of Right-Tag		—
Purchase of fixed assets		—

Net cash provided by (used in) investing activities - continuing operations	—	—

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties		—	(64,253)
Proceeds from APIC		90,000
Translation adjustment	(2,190)	(2,190)

Net cash provided by (used in) financing activities - continuing operations	(2,190)	87,810

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	634,230	634,231	444,492

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	634,230	634,231

CASH AT BEGINNING OF PERIOD	379,600	379,600	15,367

CASH AT END OF PERIOD	$1,013,830	$1,013,831	459,859

Financials for January 31, 2007:

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000

Inova Technology, Inc. and Subsidiaries	30-Apr-06
Balance Sheets as of January 31, 2007 (Unaudited)-Restated

	As Previously	Effect of		As Previously	Effect of
	Reported	Restatement	Restated	Reported	Restatement	Restated

ASSETS	945		945	379,600		379,600

Current assets
Cash
Restricted cash - escrow
Accounts receivables	204,075		204,075	546,766		546,766
Inventory
Prepaid and other current assets			—	73,259		73,259

Total current assets	205,020		205,020	999,625		999,625

Fixed assets	19,262		19,262	16,661		16,661
Goodwill		2,612,304	2,612,304		2,612,304	2,612,304
Deposit on acquisition of Desert		250,445	250,445		250,445	250,445

Total assets	$224,282		$3,087,031	$1,016,286		$3,879,035

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$282,000		$282,000	$537,117		$537,117
Accrued liabilities	30,797		30,797	52,496		52,496
Current maturities of long-term debt - related parties	801,724		801,724	148,458		148,458
Current maturities of long-term debt
Deferred income			—	157,622		157,622
Short term debt
Total current liabilities	1,114,521		1,114,521	895,693		895,693

Long term debt - net of current maturities
Long term debt - related parties, net of current maturities

Total liabilities	1,114,521		1,114,521	895,693		895,693

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	25,000		25,000	25,000		25,000
Common stock, $0.001 par value; 150,000,000 shares authorized; 70,288,450 shares shares issued and outstanding	70,288		70,288	70,288		70,288
Treasury stock			—	(4,715)		(4,715)
Accumulated other comprehensive income	(7,061)		(7,061)	4,877		4,877
Additional paid-in capital	(665,381)	3,042,749	2,377,368	(665,381)		2,382,584
Retained deficit	(313,085)	(180,000)	(493,085)	690,524	3,047,945	505,328
Total stockholders' deficit	(890,239)		1,972,510	120,593	(185,196)	2,983,342

Total liabilities and stockholders' deficit	$224,282		$3,087,031	$1,016,266		$3,879,035

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended January 31, 2007
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	1/31/06

Revenues	$490,643		$490,643	46,909

Cost of revenues	(473,055)		$(473,055)	(198,532)
Operating expenses	(169,095)	(15,000)	$(184,095)	(122,678)

Operating loss	(151,507)	(15,000)	(166,507)

Other income (expense):
Loss on exchange of business assets	(1,226,061)		$(1,226,061)
Interest income	119		$119
Interest expense	(20,609)		$(20,609)	(622)

Income (loss) from continuing operations	(1,398,058)	(15,000)	(1,413,058)	(274,923)

Loss from discontinuing operations	(38,124)		(38,124)	459,603

Net income (loss)	$(1,436,182)	$(15,000)	$(1,451,182)	184,680

Basic and diluted income (loss) per share:

From continuing operations	$(0.02)	$(0.00)	$(0.02)	(0.00)
From discontinued operations	$(0.00)	$—	$(0.00)	0.01
Total	$(0.02)	$(0.00)	$(0.02)	0

Weighted average common shares	70,288,450	70,288,450	70,288,450	70,288,450

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 9 months ended January 31, 2007
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	1/31/06

Revenues	$978,757		$978,757	482,043

Cost of revenues	(408,197)		$(408,197)	(629,375)
Operating expenses	(412,724)	(105,000)	$(517,724)	(328,856)

Operating loss	157,836	(105,000)	52,836	(476,188)

Other income (expense):
Loss on exchange of business assets	(1,226,061)		(1,226,061)
Interest income	336		$336
Interest expense	(20,609)		$(20,609)

Income (loss) from continuing operations	(1,088,498)	(105,000)	(1,193,498)	(476,188)

Loss from discontinuing operations	84,888		84,888	1,300,728

Net income (loss)	$(1,003,610)	$(105,000)	$(1,108,610)	824,540

Basic and diluted income (loss) per share:

From continuing operations	$(0.00)	$(0.00)	$(0.00)	(0.01)
From discontinued operations	$0.00	$—	$0.00	0.02
Total	$(0.00)	$(0.00)	$(0.00)	0.01

Weighted average common shares	703,983,450	703,983,450	703,983,450	70,288,450

Consolidated Statements of Cash Flows
For the 9 months ended January 31, 2007
(Unaudited)-Restated

	As Previously
	Reported	Restated	1/31/06

CASH FLOWS OPERATING ACTIVITIES
Net loss	(1,003,609)	$(1,108,610)	824,540
Add: income (loss) from discontinued operations	(84,888)	(84,888)	1,300,728

Loss from continuing operations	(1,088,497)	(1,193,498)	2,125,268

Additional shares issued for conversion of debt
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	(212,201)	(212,201)	(25,607)
Decrease (increase) in accounts receivable	343,145	343,145
Increase (decrease) in deferred income	(157,622)	(157,622)
Increase (decrease) in accrued expense		—
Increase (decrease) in inventory		—
Decrease (increase) in prepaid expense and other current assets		—

Net cash provided by (used in) operating activities - continuing operations	(1,115,175)	(1,220,176)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable	73,259	73,259
Purchase of treasury stock		—
Purchase of Right-Tag		—
Purchase of fixed assets	(3,055)	(3,055)

Net cash provided by (used in) investing activities - continuing operations	70,204	70,204

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	678,254	678,254	(74,012)
Proceeds from APIC		105,000
Translation adjustment	(11,938)	(11,938)	629

Net cash provided by (used in) financing activities - continuing operations	666,316	771,316

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(378,655)	(378,656)	(575,178)

NET CASH PROVIDED BY DISCONTINUED OPERATIONS			1,078,609

NET CHANGE IN CASH	(378,655)	(378,656)	503,431

CASH AT BEGINNING OF PERIOD	379,600	379,600	15,367

CASH AT END OF PERIOD	$945	$944	518,798

April 30, 2007

Inova Technology, Inc. and Subsidiaries	30-Apr-06
Balance Sheets as of April 30, 2007 (Unaudited)-Restated

	As Previously	Effect of		As Previously	Effect of
	Reported	Restatement	Restated	Reported	Restatement	Restated
ASSETS

Current assets			0	379,600		379,600
Cash	$22,847		$22,847
Restricted cash - escrow	339,758		$339,758
Accounts receivables	208,408		208,408	546,766		546,766
Inventory
Prepaid and other current assets			—	73,259		73,259

Total current assets	571,013		571,013	999,625		999,625

Fixed assets	1,039		1,039	16,661		16,661
Goodwill		2,612,304	2,612,304		2,612,304	2,612,304
Intangibles		130,231	130,231		250,445	250,445

Total assets	$572,052		$3,314,587	$1,016,286		$3,879,035

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$532,962		$532,962	$537,117		$537,117
Accrued liabilities	5,811		5,811	52,496		52,496
Current maturities of long-term debt - related parties	662,690		662,690	148,458		148,458
Current maturities of long-term debt
Deferred income			—	157,622		157,622
Short term debt
Total current liabilities	1,201,463		1,201,463

Long term debt - net of current maturities	439,545		439,545	895,693		895,693
Long term debt - related parties, net of current maturities

Total liabilities	1,641,008		1,641,008	895,693		895,693

Stockholders’ deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding				25,000		25,000
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 725,524,208 shares shares issued and outstanding	725,524		725,524	70,288		70,288
Treasury stock			—	(4,715)		(4,715)
Accumulated other comprehensive income			—	4,877		4,877
Additional paid-in capital	(1,203,291)	2,792,304	1,589,013	(665,381)	3,047,945	2,382,564
Retained deficit	(591,180)	(49,769)	(640,958)	690,524	(185,196)	505,328
Total stockholders’ deficit	(1,068,956)		1,673,579	120,593		2,983,342

Total liabilities and stockholders’ deficit	$572,052		$3,314,587	$1,016,286		$3,879,035

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Year ended April 30, 2007
(Unaudited)

	As Previously			Restated
	Reported	Adjustments	Restated	4/30/06

Revenues	$1,615,187		$1,615,187	1,391,923

Cost of revenues	(578,336)	(120,214)	$(698,550)	(823,487)
Operating expenses	(1,136,141)	(105,000)	$(1,241,141)	(1,178,561)

Operating loss	(99,290)	(225,214)	(324,504)	(610,125)

Other income (expense):
Loss on exchange of business assets	(1,236,362)		$(1,236,362)
Interest income	5,790		$5,790	16,645
Interest expense	(41,616)		$(41,616)	(35,182)

Income (loss) from continuing operations	(1,371,478)	(225,214)	(1,596,692)	(628,662)

Loss from discontinuing operations	84,888		84,888	1,136,399

Net income (loss)	$(1,286,590)	$(225,214)	$(1,511,804)	$507,737

Basic and diluted income (loss) per share:

From continuing operations	$(0.02)	$(0.00)	$(0.02)	(0)
From discontinued operations	$0.00	$—	$0.00	—
Total	$(0.02)	$(0.00)	$(0.02)	—

Weighted average common shares	70,288,450	70,288,450	70,288,450	680,644,608

Consolidated Statements of Cash Flows
For the year ended April 30, 2007
(Unaudited)

	As Previously		Restated
	Reported	Restated	4/30/06

CASH FLOWS OPERATING ACTIVITIES
Net loss	(1,286,590)	$(1,511,804)	507,737
Add: income (loss) from discontinued operations	1,151,474	1,151,474	(1,136,399)

Loss from continuing operations	(135,116)	(360,330)	(628,662)

Additional shares issued for conversion of debt
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	28,475	28,475
Decrease (increase) in accounts receivable	427,311	427,311	(366,114)
Increase (decrease) in deferred income		—	45,336
Increase (decrease) in accrued expense		—	88,134
Increase (decrease) in inventory		—
Decrease (increase) in other current assets		—

Net cash provided by (used in) operating activities	320,670	95,456

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		—	(73,259)
Purchase of treasury stock		—
Purchase of Right-Tag	(339,758)	(339,758)
Purchase of fixed assets		—	(10,477)

Net cash provided by (used in) investing activities	(339,758)	(339,758)

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	863,304	863,304	(534,535)
Proceeds from APIC	9,715	114,715	180,481
Translation adjustment	(5,000)	(5,000)	4,877

Net cash provided by (used in) financing activities	868,019	973,019

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	848,931	728,717

NET CASH PROVIDED BY DISCONTINUED OPERATIONS	(1,205,684)	(1,205,684)	220,698

NET CHANGE IN CASH	(356,753)	(476,967)	(162,697)

CASH AT BEGINNING OF PERIOD	379,600	379,600	542,297

CASH AT END OF PERIOD	$22,847	$(97,367)	379,600

Restatements

There were management fees of $15,000 per month from May, 2006 through November, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $105,000, which is a reduction of net income and increase to equity. There was an additional $75,000 from the prior year which is a reduction of retained earnings and increase of paid in capital.

July 31, 2007

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000.

Inova Technology, Inc and Subsidiaries	4/30/07
Balance Sheet as of July 31, 2007 (Unaudited)-Restated

	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated
ASSETS
Current assets			0			0
Cash	$45,698		$45,698	$22,847		$22,847
Restricted cash - escrow			$—	339,758		$339,758
Accounts receivables	181,238		181,238	208,408		208,408
Inventory	12,850		12,850
Prepaid and other current assets	4,089		4,089			—

Total current assets	244,875		244,875	571,013		571,013

Fixed assets	3,254		3,254	1,039		1,039
Goodwill	436,572	2,612,304	3,048,876		2,612,304	2,612,304
Intangibles		130,231	130,231		130,231	130,231

Total assets	$684,701		$3,427,236	$572,052		$3,314,587

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$531,776		$531,776	$532,962		$532,962
Accrued liabilities	56,665		56,665	5,811		5,811
Current maturities of long-term debt - related parties	438,256		438,256	662,690		662,690
Current maturities of long-term debt	99,160		99,160
Deferred income			—			—
Short term debt
Total current liabilities	1,125,857		1,125,857	1,201,463		1,201,463

Long term debt - net of current maturities	404,827		404,827	439,545		439,545
Long term debt - related parties, net of current maturities

Total liabilities	1,530,684		1,530,684	1,641,008		1,641,008

Stockholders’ deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 725,524,208 shares shares issued and outstanding	728,089		728,089	725,524		725,524
Treasury stock			—			—
Accumulated other comprehensive income			—			—
Additional paid-in capital	(1,050,838)	2,922,535	1,871,697	(1,203,291)	2,792,304	1,589,013
Retained deficit	(523,234)	(180,000)	(703,234)	(591,189)	(49,769)	(640,958)
Total stockholders’ deficit	(845,983)		1,896,552	(1,068,956)		1,673,579

Total liabilities and stockholders’ deficit	$684,701		$3,427,236	$572,052		$3,314,587

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2007
(Unaudited)- RESTATED

	7/31/07	7/31/06

Revenues	385,112	599,960

Cost of revenues	(145,263)	(83,875)
Operating expenses	(140,197)	(214,427)

Operating loss		301,658

Other income (expense):
Loss on exchange of business assets
Interest income		76
Interest expense	(31,695)	—

Income (loss) from continuing operations	67,957	301,734

Loss from discontinuing operations

Net income (loss)	67,957	301,734

Basic and diluted income (loss) per share:

From continuing operations	—	0
From discontinued operations	—	—
Total	—	0

Weighted average common shares	725,524,208	703,983,450

Consolidated Statements of Cash Flows
For the 3 months ended July 31, 2007
(Unaudited)

	7/31/07	7/31/06

CASH FLOWS OPERATING ACTIVITIES
Net loss	67,957	301,734
Add: income (loss) from discontinued operations

Loss from continuing operations		301,734

Additional shares issued for conversion of debt	2,225
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	40,878	—
Decrease (increase) in accounts receivable	31,190	(303,193)
Increase (decrease) in deferred income		(27,851)
Increase (decrease) in accrued expense		1,804
Increase (decrease) in inventory	540	—
Decrease (increase) in other current assets	10,784	—

Net cash provided by (used in) operating activities		(27,506)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		—
Purchase of treasury stock		—
Purchase of Right-Tag		—
Purchase of fixed assets	(2,215)	—

Net cash provided by (used in) investing activities		—

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	(127,508)	—
Proceeds from APIC		45,000
Translation adjustment		1,233

Net cash provided by (used in) financing activities		46,233

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	23,851	18,727

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH		18,727

CASH AT BEGINNING OF PERIOD	22,847	379,600

CASH AT END OF PERIOD	46,698	398,327

October 31, 2007

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000.

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended October 31, 2007
(Unaudited)-Restated

	10/31/07	10/31/06

Revenues	90,954	482,421

Cost of revenues	(65,255)	(120,923)
Operating expenses	(112,566)	(242,852)

Operating loss		118,646

Other income (expense):
Loss on exchange of business assets
Interest income		141
Interest expense	(127,163)	—

Income (loss) from continuing operations	(214,030)	118,787

Loss from discontinuing operations

Net income (loss)	(214,030)	118,787

Basic and diluted income (loss) per share:

From continuing operations	—	0
From discontinued operations	—	—
Total	—	0

Weighted average common shares	725,864,137	703,983,450

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 6 months ended October 31, 2007
(Unaudited)-Restated

	10/31/07	10/31/06

Revenues	476,066	1,082,381

Cost of revenues	(210,518)	(204,798)
Operating expenses	(235,623)	(457,279)

Operating loss	29,925	420,304

Other income (expense):
Loss on exchange of business assets
Interest income		217
Interest expense	(175,998)	—

Income (loss) from continuing operations	(146,073)	420,521

Loss from discontinuing operations

Net income (loss)	(146,073)	420,521

Basic and diluted income (loss) per share:

From continuing operations	—	0
From discontinued operations	—	—
Total	—	0

Weighted average common shares	725,964,173	703,983,450

Consolidated Statements of Cash Flows
For the 6 months ended October 31, 2007
(Unaudited)-Restated

	10/31/07	10/31/2006

CASH FLOWS OPERATING ACTIVITIES
Net loss	(146,073)	420,521
Add: income (loss) from discontinued operations

Loss from continuing operations		420,521

Additional shares issued for conversion of debt	80,150
Depreciation and amortization expense	9,129
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	40,736	—
Decrease (increase) in accounts receivable	127,739	272,386
Increase (decrease) in deferred income		(22,987)
Increase (decrease) in accrued expense	58,305	(132,499)
Increase (decrease) in inventory	272	—
Decrease (increase) in other current assets	335,899	9,000

Net cash provided by (used in) operating	506,157	546,421

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		—
Purchase of Desert	(100,000)	—
Purchase of Right-Tag	(325,000)	—
Purchase of fixed assets	(2,215)	—

Net cash provided by (used in) investing	(427,215)	—

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	(76,899)	—
Proceeds from APIC		90,000
Translation adjustment		(2,190)

Net cash provided by (used in) financing activities	2,043	87,810

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS		634,231

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH		634,231

CASH AT BEGINNING OF PERIOD	22,847	379,600

CASH AT END OF PERIOD	24,890	1,013,831

January 31, 2008

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of January 31, 2008 (Unaudited)

	As Previously	Effect of
	Reported	Restatement	Restated	1/31/07
ASSETS

Current assets
Cash	$295,687		$295,687	945
Restricted cash - escrow			$—	204,075
Accounts receivables	2,472,877		2,472,877
Inventory	334,085		334,085
Prepaid and other current assets	28,751		28,751

Total current assets	3,131,400		3,131,400	205,020

Fixed assets	166,692		166,692	19,262
Goodwill	4,711,572	2,972,945	7,684,517	2,612,304
Deposit on acquisition of Desert			—	250,445

Total assets	$8,009,664		$10,982,609	3,087,031

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$1,410,032		$1,410,032	282,000
Accrued liabilities	221,478		221,478	30,797
Current maturities of long-term debt - related parties	4,435,395		4,435,395	801,724
Current maturities of long-term debt			—
Deferred income	390,568		390,568
Short term debt	99,160		99,160
Total current liabilities	6,556,633		6,556,633	1,114,521

Long term debt - net of current maturities	1,724,468		1,724,468
Long term debt - related parties, net of current maturities

Total liabilities	8,281,101		8,281,101	1,114,521

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding				25,000
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 949,217,911 shares shares issued and outstanding	949,219		949,219	70,288

Treasury stock			—
Accumulated other comprehensive income			—	(7,061)
Additional paid-in capital	367,803	3,152,945	3,520,748	2,377,368
Retained deficit	(1,588,459)	(180,000)	(1,768,459)	(493,085)
Total stockholders' deficit	(271,437)		2,701,508	1,972,510

Total liabilities and stockholders' deficit	$8,009,664		$10,982,609	3,087,031

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended January 31, 2008
(Unaudited)-Restated

	1/31/08	1/31/07

Revenues	1,018,853	490,643

Cost of revenues	(676,320)	(473,055)
Operating expenses	(752,705)	(184,095)

Operating loss	(410,172)	(166,507)

Other income (expense):
Loss on exchange of business assets		(1,226,061)
Interest income		119
Interest expense		(20,609)

Income (loss) from continuing operations	(851,194)	(1,413,058)

Loss from discontinuing operations		(38,124)

Net income (loss)		(1,451,182)

Basic and diluted income (loss) per share:

From continuing operations	(0)	(0)
From discontinued operations	(0)	(0)
Total	(0)	(0)

Weighted average common shares	758,682,436	70,288,450

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 9 months ended January 31, 2008
(Unaudited)-Restated

	1/31/08	1/31/07

Revenues	1,494,919	978,757

Cost of revenues	(886,838)	(408,197)
Operating expenses	(1,007,178)	(517,724)

Operating loss	(399,097)	52,836

Other income (expense):
Loss on exchange of business assets		(1,226,061)
Interest income		336
Interest expense	(598,170)	(20,609)

Income (loss) from continuing operations	(997,267)	(1,193,498)

Loss from discontinuing operations		84,888

Net income (loss)		(1,108,610)

Basic and diluted income (loss) per share:

From continuing operations	(0)	(0)
From discontinued operations	0	0
Total	(0)	(0)

Weighted average common shares	737,431,815	703,983,450

Consolidated Statements of Cash Flows
For the 9 months ended January 31, 2008
(Unaudited)-Restated

	1/31/08	1/31/07

CASH FLOWS OPERATING ACTIVITIES
Net loss	(997,267)	(1,108,610)
Add: income (loss) from discontinued operations		(84,888)

Loss from continuing operations		(1,193,498)

Additional shares issued for conversion of debt	268,444
Depreciation and amortization expense	208,690
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	874,139	(212,201)
Decrease (increase) in accounts receivable	146,246	343,145
Increase (decrease) in deferred income		(157,622)
Increase (decrease) in accrued expense	390,568	—
Increase (decrease) in inventory	(27,952)	—
Decrease (increase) in current assets	317,776	—

Net cash provided by (used in) operating activities	1,180,644	(1,220,176)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		73,259
Purchase of Desert	(3,725,000)
Purchase of treasury stock		—
Purchase of Right-Tag	(325,000)	—
Purchase of fixed assets	(2,215)	(3,055)

Net cash provided by (used in) investing activities	(4,052,215)	70,204

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	3,128,891	678,254
Proceeds from APIC	15,520	105,000
Translation adjustment		(11,938)

Net cash provided by (used in) financing activities	3,144,411	771,316

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	272,840	(378,656)

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	272,840	(378,656)

CASH AT BEGINNING OF PERIOD	22,847	379,600

CASH AT END OF PERIOD	295,687	944

April 30, 2008

The following wording is being added regarding controls:

Due to the small size of the company and the amount of time required to set up proper controls we have not yet reviewed/approved all control activities, such as policies and procedures, so this is considered a weakness at this time.

During the year ended April 30, 2008, Inova restated its prior year financial statements for the following transactions:

Inova’s acquisition of Web’s Biggest:

During 2008, Inova determined that the original accounting for the merger with Web’s Biggest in 2005 was incorrect. Both companies were operating companies and the intent of the combined entity was to continue on with both operations. Inova should have accounted for the transaction as a reverse acquisition whereby Web’s Biggest purchased Inova and fair value and purchase accounting would apply. The purchase price was $2,464,908 (70,425,950 shares issued at their market value of $0.035 per share on June 1, 2005) and the fair value of the net liabilities assumed was $508,037, resulting in goodwill and intangible assets totaling $2,972,945. Inova recorded goodwill of $2,612,304 and intangible asset of $360,641 through additional paid in capital. Inova also recorded $230,410 amortization of intangible asset through reduction of retained earnings. An impairment analysis at April 30, 2008 has been undertaken and a reduction to goodwill of $324,310 has been booked.

Unrecorded management fees:

During 2008, Inova identified that there were management fees of $15,000 per month for prior periods which were not recognized but which are now being realized as an increase in expense and in paid in capital. This totaled $180,000, which increases net loss for fiscal 2007.

INOVA TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

		(Restated)
	April 30,	April 30,
	2008	2007 (Restated)

ASSETS

Current assets
Cash	$12,167	$22,847
Restricted cash - escrow	—	339,758
Accounts receivables, net	769,918	208,408
Contract receivables, net	2,233,252	—
Inventory	101,679	—
Cost in excess of billing	198,655	—
Prepaid and other current assets	234,645	—
Total current assets	3,550,316	571,013

Fixed assets, net	183,926	1,039
Intangible assets, net	845,332	130,231
Goodwill	5,904,782	2,612,304
Total assets	$10,484,356	$3,314,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,746,889	$532,962
Accrued liabilities	270,061	5,811
Deferred income	403,792	—
Notes payable - related parties	1,200,855	662,690
Notes payable, net	2,648,678	—
Total current liabilities	6,270,275	1,201,463

Notes payable - net of current maturities	2,812,133	439,545
Total liabilities	9,082,408	1,641,008

Stockholders' equity
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; 4,951,000 shares issued and outstanding	4,951	4,951
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 600,000,000 shares issued and outstanding	600,000	600,000
Additional paid-in capital	2,774,658	2,070,227
Accumulated deficit	(1,977,661)	(1,001,599)
Total stockholders' equity	1,401,948	1,673,579
Total liabilities and stockholders' equity	$10,484,356	$3,314,587

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended April 30, 2008 and 2007

		(Restated)
	2008	2007

Revenues	$5,442,402	$1,615,187

Cost of revenues	(4,109,518)	(578,336)
Operating expenses	(2,195,557)	(1,436,355)

Operating loss	(862,673)	(399,504)

Other income (expense):
Interest income	—	1,367
Other income	—	9,300
Interest expense	(113,389)	(41,616)

Loss from continuing operations	(976,062)	(430,454)

Income from discontinued operations	—	84,888
Loss from disposal of discontinued operations	—	(1,236,362)

Net loss	(976,062)	(1,581,927)
Translation adjustment	—	(4,877)

Comprehensive loss	$(976,062)	$(1,586,804)

Basic and diluted income (loss) per share:
- from continuing operations	$(0.00)	$(0.00)
- from discontinued operations	—	(0.00)

Basic and diluted income (loss) per share	(0.00)	(0.01)

Weighted average common shares outstanding	600,000,000	332,590,991

NET LOSS PER SHARE

The basic and diluted net loss per share is calculated based on the weighted-average number of common shares outstanding during the year.

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 30, 2008 and 2007

		(Restated)
	2008	2007
CASH FLOWS OPERATING ACTIVITIES
Net loss	$(976,062)	$(1,581,927)
Less: income (loss) from discontinued operations	—	1,151,474
Loss from continuing operations	(976,062)	(430,453)
Adjustments to reconcile net income to net cash used provided by operating activities:
Bad debt expense	17,753	—
Depreciation expense	11,792	25,216
Management fees	—	180,000
Amortization expense	940,442	120,214
Changes in operating assets and liabilities:
Increase (decrease) in accounts receivable	(375,712)	402,095
Increase (decrease) in inventory	(7,830)	—
Increase (decrease) in cost in excess of billing	112,156	—
Increase (decrease) in prepaid assets	(130,524)	—
Increase (decrease) in A/P and accrued expenses	822,366	28,475
Increase (decrease) in deferred income	403,792	—
Net cash provided by operating activities of continuing operations	818,173	325,547
Net cash used by operating activities of discontinuing operations	—	(1,278,943)
Net cash provided by (used by) operating activities	818,173	(953,396)

CASH FLOW INVESTING ACTIVITIES
Purchase of RightTag	—	(339,758)
Purchase of Desert Communication	(3,725,000)	—
Purchase of fixed assets	(27,540)	—
Net cash used in investing activities of continuing operations	(3,752,540)	(339,758)
Net cash provided by investing activities of discontinuing operations	—	73,259
Net cash provided by investing activities	(3,752,540)	(266,499)

CASH FLOW FINANCING ACTIVITIES
##Proceeds from loans	3,269,820	—
Repayments made on notes payable	(358,401)	—
Proceeds from borrowings on notes payable - related parties	469,513	1,167,557
Repayments made on notes payable - related parties	(472,765)	(304,253)
Capital contributions made by related party	15,520	—
Sale of treasury stock		4,715
Net cash provided by financing activities of continuing operations	2,923,687	868,019
Effect of foreign currency translation	—	(4,877)
NET CHANGE IN CASH	(10,680)	(356,753)
CASH AT BEGINNING OF YEAR	22,847	379,600
CASH AT END OF YEAR	$12,167	$22,847

SUPPLEMENTAL INFORMATION:
Interest paid	$106,496	$15,147
Income taxes paid	—	—

NON-CASH INVESTINGAND FINANCING ACTIVITIES:
Common stock issued for partial payment of notes payable	$—	$92,326
Preferred stock converted to common stock	—	20,049
Common stock issued for conversion of preferred stock	—	508,310
Seller financed purchase of Desert Communication	2,630,801	—
Beneficial conversion feature discount on notes payable	75,856	—
Discount to notes payable on relative fair value of warrants	613,056	—

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
Years ended April 30, 2007 (Restated) and 2008

	Common Stock		Preferred Stock		Treasury Stock				Accumulated
	Shares	Par (0.001)	Shares	Par (0.001)	Shares	Amount	APIC	OCI	Deficit	Total

Balances at April 30, 2006	70,288,450	$70,288	25,000,000	$25,000	137,500	$(4,715)	$2,307,564	$4,877	$580,328	$2,983,342

Shares issued to pay notes payable	21,264,758	21,264					71,061			92,325
Shares issued to acquire Data Management			25,000,000	25,000			(25,000)			—
Shares received for sale of Web's Biggest, LTD			(25,000,000)	(25,000)			25,000			—
Reversal of treasury stock purchase	137,500	138			(137,500)	4,715	(138)			4,715
Preferred shares converted to common shares (restated)	508,309,292	508,310	(20,049,000)	(20,049)			(488,261)			—

Management fees (restated)							180,000			180,000
Translation adjustment								(4,877)		(4,877)
Net loss (restated)									(1,581,927)	(1,581,927)

Balances at April 30, 2007 (Restated)	600,000,000	600,000	4,951,000	4,951	—	—	2,070,226	—	(1,001,599)	1,673,578

Capital contributions from related party							15,520			15,520
Beneficial conversion feature							75,856			75,856
Warrant discount							613,056			613,056
Net loss									(976,062)	(976,062)

Balances at April 30, 2008	600,000,000	$600,000	4,951,000	$4,951	—	$—	$2,774,658	$—	$(1,977,661)	$1,401,948

See summary of accounting policies and notes to consolidated financial statements.

July 31, 2008

Inova Technology, Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)

	July 31,	April 30,
	2008	2008
ASSETS

Current assets
Cash	$256,805	$12,167
Accounts receivables, net	—	769,918
Contract receivables, net	3,067,870	2,233,252
Inventory	103,658	101,679
Cost in excess of billing	180,958	198,655
Prepaid and other current assets	580,771	234,645

Total current assets	4,190,062	3,550,316

Fixed assets, net	186,268	183,926
Intangible assets, net	737,224	845,332
Goodwill	5,904,782	5,904,782

Total assets	$11,018,336	$10,484,356

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
Accounts payable	$2,382,941	$1,746,889
Accrued liabilities	146,233	270,061
Deferred income	520,475	403,792
Note payable - related parties	227,237	1,200,855
Note payable, net	1,205,722	2,648,678

Total current liabilities	4,482,608	6,270,275

Long term debt - net of current maturities	3,181,738	2,812,133

Total liabilities	7,664,346	9,082,408

Stockholders' equity
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; 0 and 4,951,000 issued and outstanding	—	4,951
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 964,870,775 shares and 600,000,000 shares issued and outstanding, respectively	964,871	600,000
Additional paid-in capital	4,064,963	2,774,658
Accumulated deficit	(1,675,844)	(1,977,661)

Total stockholders' equity	3,353,990	1,401,948

Total liabilities and stockholders' equity	$11,018,336	$10,484,356

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Income
For the three months ended July 31, 2008 and July 31, 2007 (unaudited)

	07/31/08	07/31/07 Restated

Revenues	$5,892,315	$385,112

Cost of revenues	(4,040,229)	(145,263)
Operating expenses	(1,287,347)	(140,197)

Operating income	564,739	99,652

Interest expense	(262,923)	(31,695)

Net income	$301,816	$67,957

Basic and diluted income per share	$0.00	$0.00

Weighted average common shares	964,870,775	600,000,000

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the three months ended July 31, 2008 and 2007 (unaudited)

	July 31, 2008	July 31, 2007	Restated

CASH FLOWS OPERATING ACTIVITIES
Net income	$301,816	$67,957

Adjustments to reconcile net income to cash provided by operating activities:
Amortization expense	277,875	2,225
Depreciation expense	9,214	—
Accrued management fees	30,000	—
Interest expense from conversion of debt to equity	126,340	—
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	649,024	40,878
Increase (decrease) in accounts receivable	(64,700)	31,190
Increase (decrease) in deferred income	116,683	—
Increase (decrease) in inventory	15,718	540
Increase (decrease) in prepaid/other assets	(346,126)	10,784

Net cash provided by operating activities	1,115,844	153,574

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(11,556)	(2,215)

Net cash used in investing activities	(11,556)	(2,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	671,125	110,000
Repayment of loans	(1,493,075)	(237,508)
Repayment of loans - related parties	(37,700)	—

Net cash used in financing activities	(859,650)	(127,508)

NET CHANGE IN CASH	244,638	23,851
CASH AT BEGINNING OF PERIOD	12,167	22,847

CASH AT END OF PERIOD	$256,805	$46,698

SUPPLEMENTAL INFORMATION:
Interest paid	$42,209	$15,127
Income taxes paid	—	—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Discount on note payable - BCF	$280,942	$54,427
Discount on note payable - Warrants	166,183	54,428
Common stock issued for debt	1,087,247	—
Preferred stock converted to common stock	120,573	—
Net liabilities assumed under the Right Tag acquisition	—	111,572